Kane Russell Coleman & Logan PC

[Letterhead]

CRAIG G. ONGLEY

(214) 777-4241

congley@krcl.com

January 31, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Roger Schwall, Assistant Director
PJ Hamidi, Staff Attorney

Re:	TransCoastal Corporation
Registration Statement on Form S-1
File No. 333-191566
WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Schwall:

Pursuant to our recent phone conference with staff, on behalf of our client, TransCoastal Corporation, we hereby withdraw TransCoastal Corporation's Request for Acceleration of Effectiveness dated January 30, 2014.

Very truly yours,
KANE RUSSELL COLEMAN & LOGAN

/s/ Craig G. Ongley
Craig G. Ongley